

CONSOLIDATED FINANCIAL STATEMENTS

Caribbean Hospitality Group Inc. & Hotel St. Thomas

For the period starting on April 1, 2021 to March 31, 2022

Exhibit A(2)

Caribbean Hospitality Group Inc.
FINANCIAL STATEMENTS
March 31, 2022

Content

Compiled Financial Statements

Exhibit A(2)



PO BOX 190898
San Juan, PR 00919

Tel (787) 308-9181
cpa.joseruiz@gmail.com

ACCOUNTANT'S COMPILATION REPORT

Board of Directors of Caribbean Hospitality Group Inc
San Juan PR, 00919

Management is responsible for the accompanying financial statements of **Caribbean Hospitality Group Inc.,** which comprise the balance sheet as of March 31, 2022, and the related statements of income and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. I have performed compilation engagement in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

José E. Ruiz, CPA
Lic #5875

San Juan, PR
November 29, 202



2

Consolidated Balance Sheet

Caribbean Hospitality Group Inc
As of March 31, 2022

	2022
ASSETS	
Current Assets	
Cash	26,943
Accounts Receivable	2,889
Inventories	137,884
Total Current Assets	**167,717**
Property and Equipment	
Properties	21,978,000
Equipment	2,616,270
Accumulated Depreciation	(17,760)
Total Current Assets	**24,576,510**
TOTAL ASSETS	**$ 24,744,227**
LIABILITIES	
Current Liabilities	
Accrued Expenses	-
Accounts Payable	3,703
Total Current Liabilities	
Long Term Debt	
Long Term Liabilities	29,600
Auto Loan	-
Total Long term Debt	**29,600**
Owners Capital	
Owner Capital	74
Retained Earnings	24,710,850
Owners Draw	-
Total Owners Capital	**24,710,924**
TOTAL LIABILITIES AND CAPITAL	**$ 24,744,227**

See Accountant's Compilation Report

Consolidated Income Statement

Caribbean Hospitality Group Inc
From April 1, 2021 to March 31, 2022

		2022
INCOME		
Services	$	298,270
Total Income		**298,270**
OPERATIONAL EXPENSES		
Professional Services		1,702
Salaries		80,249
Promotions		1,587
General and Administrative		148,132
Entertainment		-
Rooms Supplies		1,600
Fitness Supplies		739
Restaurant Supplies		-
Agencies fees		3,833
Corporate Expenses		321,565
Insurance		140,076
Total Operational Expenses		**699,482**
Total Income from Operations		**(401,212)**
Other Expenses		
Interest		-
Depreciation Expense		8,880
Income Taxes		-
Total Other Expense		**8,880**
INCOME (LOSS)		**(410,092)**

See Accountant's Compilation Report

Consolidated Statement of Cash Flow

Caribbean Hospitality Group Inc
From April 1, 2021 to March 31, 2022

	2022
Operating Activities	
Net Income	(410,092)
Adjustments to reconcile Net Income:	
Net Cash Provided by Operations	
Depreciation and Amortization	
Changes in assets and liabilities	
(Increase) Decrease in account receivables	(527)
(Increase) Decrease in inventory	37,887
Increase (Decrease) in account payables	3,944
Increase (Decrease) in accrued expenses	-
Net Cash Provided by Operating Activities	**(368,788)**
Financing Activities	
Increase (Decrease) in Line of Credit	-
Increase (Decrease) in Long Term Debt	-
Net Cash Provided by Financing Activities	**-**
Investing Activities	
Increase (Decrease) in Property and Equipment	-
Retained Earnings	368,788
Net Cash Provided by Investing Activities	**368,788**
Net cash increase for period	0
Cash at the beginning of period	**26,943**
Cash at the end of period	**$ 26,944**

See Accountant's Compilation Report



CONSOLIDATED
FINANCIAL STATEMENTS

Caribbean Hospitality Group Inc. & Hotel St. Thomas

For the period starting on April 1, 2022 to March 31, 2023

Exhibit A(2)

Caribbean Hospitality Group Inc.
FINANCIAL STATEMENTS
March 31, 2023

Content

Compiled Financial Statements

Exhibit A(2)



PO BOX 190898
San Juan, PR 00919

Tel (787) 308-9181
cpa.joseruiz@gmail.com

ACCOUNTANT'S COMPILATION REPORT

Board of Directors of Caribbean Hospitality Group Inc
San Juan PR, 00919

Management is responsible for the accompanying financial statements of **Caribbean Hospitality Group Inc.,** which comprise the balance sheet as of March 31, 2023, and the related statements of income and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. I have performed compilation engagement in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

José E. Ruiz, CPA
Lic #5875



San Juan, PR
November 29, 2023

2

Consolidated Balance Sheet

Caribbean Hospitality Group Inc
As of March 31, 2023

	2023
ASSETS	
Current Assets	
Cash	31,943
Accounts Receivable	2,889
Inventories	137,884
Total Current Assets	**172,717**
Property and Equipment	
Properties	21,978,000
Equipment	2,616,270
Accumulated Depreciation	(17,760)
Total Current Assets	**24,576,510**
TOTAL ASSETS	**$ 24,749,227**
LIABILITIES	
Current Liabilities	
Accrued Expenses	-
Accounts Payable	826,956
Total Current Liabilities	
Long Term Debt	
Long Term Liabilities	339,600
Auto Loan	-
Total Long term Debt	**339,600**
Owners Capital	
Owner Capital	5,074
Retained Earnings	23,577,597
Owners Draw	-
Total Owners Capital	**23,582,671**
TOTAL LIABILITIES AND CAPITAL	**$ 24,749,227**

See Accountant's Compilation Report

Consolidated Income Statement

Caribbean Hospitality Group Inc
From April 1, 2022 to March 31, 2023

		2023
INCOME		
Services	$	3,709,709
Total Income		**3,709,709**
OPERATIONAL EXPENSES		
Professional Services		726,920
Salaries		1,140,781
Promotions		25,871
General and Administrative		342,874
Entertainment		5,433
Rooms Supplies		18,308
Fitness Supplies		7,685
Restaurant Supplies		5,163
Agencies fees		116,530
Corporate Expenses		374,321
Insurance		140,076
Total Operational Expenses		**2,903,962**
Total Income from Operations		**805,747**
Other Expenses		
Interest		20,936
Depreciation Expense		12,984
Income Taxes		-
Total Other Expense		**33,920**
INCOME (LOSS)		**771,827**

See Accountant's Compilation Report

Consolidated Statement of Cash Flow

Caribbean Hospitality Group Inc
From April 1, 2022 to March 31, 2023

	2023
Operating Activities	
Net Income	771,827
Adjustments to reconcile Net Income:	
Net Cash Provided by Operations	
Depreciation and Amortization	
Changes in assets and liabilities	
(Increase) Decrease in accounts receivable	(1,563)
(Increase) Decrease in inventory	(107,965)
Increase (Decrease) in accounts payable	714,995
Increase (Decrease) in accrued expenses	-
Net Cash Provided by Operating Activities	**1,377,295**
Financing Activities	
Increase (Decrease) in Line of Credit	-
Increase (Decrease) in Long Term Debt	10,000
Net Cash Provided by Financing Activities	**10,000**
Investing Activities	
Increase (Decrease) in Property and Equipment	-
Retained Earnings	(1,376,202)
Net Cash Provided by Investing Activities	**(1,376,202)**
Net cash increase for period	11,093
Cash at the beginning of period	**20,851**
Cash at the end of period	**$ 31,944**

See Accountant's Compilation Report



CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Caribbean Hospitality Group Inc. & Hotel St. Thomas

For the five months ending August 31, 2023

Exhibit A(2)

Caribbean Hospitality Group Inc.
FINANCIAL STATEMENTS
August 31, 2023

Content

Compiled Financial Statements

Exhibit A(2)



PO BOX 190898
San Juan, PR 00919

Tel (787) 308-9181
cpa.joseruiz@gmail.com

ACCOUNTANT'S COMPILATION REPORT

Board of Directors of Caribbean Hospitality Group Inc
San Juan PR, 00919

Management is responsible for the accompanying financial statements of **Caribbean Hospitality Group Inc.,** which comprise the balance sheet as of August 31, 2023, and the related statements of income and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. I have performed compilation engagement in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

José E. Ruiz, CPA
Lic #5875



San Juan, PR
November 29, 2023

2

Consolidated Balance Sheet

Caribbean Hospitality Group Inc
As of August 31, 2023

	2023
ASSETS	
Current Assets	
Cash	20,319
Accounts Receivable	4,452
Inventories	137,884
Total Current Assets	**162,656**
Property and Equipment	
Properties	21,978,000
Equipment	2,616,270
Accumulated Depreciation	(21,460)
Total Current Assets	**24,572,810**
TOTAL ASSETS	**$ 24,735,466**
LIABILITIES	
Current Liabilities	
Accrued Expenses	-
Accounts Payable	899,548
Total Current Liabilities	
Long Term Debt	
Long Term Liabilities	639,600
Auto Loan	-
Total Long term Debt	**639,600**
Owners Capital	
Owner Capital	5,074
Retained Earnings	23,191,244
Owners Draw	-
Total Owners Capital	**23,196,318**
TOTAL LIABILITIES AND CAPITAL	**$ 24,735,466**

Consolidated Income Statement

Caribbean Hospitality Group Inc
From April 1, 2023 to August 31, 2023

		2023
INCOME		
Services	$	1,678,973
Total Income		**1,678,973**
OPERATIONAL EXPENSES		
Professional Services		728,509
Salaries		505,195
Promotions		6,565
General and Administrative		139,389
Entertainment		815
Rooms Supplies		5,095
Fitness Supplies		2,606
Restaurant Supplies		391
Agencies fees		39,533
Corporate Expenses		153,919
Insurance		58,365
Total Operational Expenses		**1,640,380**
Total Income from Operations		**38,592**
Other Expenses		
Interest		60,562
Depreciation Expense		18,837
Income Taxes		-
Total Other Expense		**79,399**
INCOME (LOSS)		**(40,807)**

Consolidated Statement of Cash Flow

Caribbean Hospitality Group Inc
From April 1, 2023 to August 31, 2023

	2023
Operating Activities	
Net Income	(40,807)
Adjustments to reconcile Net Income:	
Net Cash Provided by Operations	
Depreciation and Amortization	
Changes in assets and liabilities	
(Increase) Decrease in accounts receivable	(1,563)
(Increase) Decrease in inventory	(137,884)
Increase (Decrease) in accounts payable	178,408
Increase (Decrease) in accrued expenses	-
Net Cash Provided by Operating Activities	**(1,846)**
Financing Activities	
Increase (Decrease) in Line of Credit	-
Increase (Decrease) in Long Term Debt	600,000
Net Cash Provided by Financing Activities	**600,000**
Investing Activities	
Increase (Decrease) in Property and Equipment	-
Retanied Earnings	(609,778)
Net Cash Provided by Investing Activities	**(609,778)**
Net cash increase for period	(11,624)
Cash at the beginning of period	31,943
Cash at the end of period	$ 20,319

Exhibit A(2)

COMPILATION MISSION REPORT

To the management of
9392-0460 Québec INC/HST group.

We have compiled, from information provided by management, financial statement consolidated of 9392- 0460 QUÉBEC INC./HST group ("the Companies consolidated") as of April first, 2021 as well as the statements of operations and deficit for the five months period that is currently in your present fiscal year, together with note 2 (pp16-30), which list the inventories of the business's assets excluding food, beverages. In note 3 (pp31-35) you will find the results of a Canadian survey on Covid-19 impact in the industry provide by Statistics Canada.

The accompanying Financial Information, including the accuracy and completeness of the underlying information used to compile it, and the selection of the accounting method, are the responsibility of management.

We have performed this engagement in accordance with Canadian Related Services Standard (CSRS) 4200, Compilation Engagements, which requires that we comply with the relevant rules of professional conduct. Our responsibility is to assist management in the preparation of financial information.

We did not perform an audit or review, nor were we required to perform procedures to verify the accuracy and completeness of the information provided by management. Accordingly, we do not express an audit opinion or a review conclusion, nor do we provide any form of assurance with respect to the financial information.

Readers should bear in mind that the financial information may not be suitable for their purposes.

Prior to compiling the financial information, we maintained the company's books of account and prepared adjusting entries.

Vanessa Laviolette, CA, CPA, MBA



09/29/2023

Exhibit A(2)

HST TRANSACTION PERIMETER
BALANCE SHEETS
(in Canadian Dollars)

	FY (5 Months): 2023		FY (12 Months): 2022		FY (12 Months - COVID): 2021	
	08/31/2023	04/01/23	03/31/2023	04/01/22	03/31/2022	03/31/21
Operating Short-Term assets						
Account receivable (NET)	6,016	3,904	3,904	1,003	1,003	252
Inventories	186,330	186,330	186,330	186,330	186,330	186,330
Net Operating Assets	*192,346*	*190,234*	*190,234*	*187,333*	*187,333*	*186,582*
Long-Term Assets (PPE)						
Properties (Gross)	*29,700,000*	*29,700,000*	*29,700,000*	*29,700,000*	*29,700,000*	*29,700,000*
Hotel (430 Sherbrooke E)	17,990,000	17,990,000	17,990,000	17,990,000	17,990,000	17,990,000
Restaurant & Fitness (3988-98 St-Denis)	7,710,000	7,710,000	7,710,000	7,710,000	7,710,000	7,710,000
HeadQuarter (976-980 Cherrier)	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000
Accumulated Depreciation - Properties (1)	*0*	*0*	*0*	*0*	*0*	*0*
Hotel (430 Sherbrooke E)	0	0	0	0	0	0
Restaurant & Fitness (3988-98 St-Denis)	0	0	0	0	0	0
HeadQuarter (976-980 Cherrier)	0	0	0	0	0	0
Depreciation from the Year - Properties (1)	*0*		*0*		*0*	
Hotel (430 Sherbrooke E)	0		0		0	
Restaurant & Fitness (3988-98 St-Denis)	0		0		0	
HeadQuarter (976-980 Cherrier)	0		0		0	
Equipment (Gross)	*3,535,500*	*3,535,500*	*3,535,500*	*3,535,500*	*3,535,500*	*3,535,500*
Hotel (430 Sherbrooke E)	1,810,500	1,810,500	1,810,500	1,810,500	1,810,500	1,810,500
Restaurant & Fitness (3988-98 St-Denis)	875,000	875,000	875,000	875,000	875,000	875,000
HeadQuarter (976-980 Cherrier)	850,000	850,000	850,000	850,000	850,000	850,000
Accumulated Depreciation - Equipment	*(29,000)*	*(24,000)*	*(24,000)*	*(12,000)*	*(12,000)*	*0*
Hotel (430 Sherbrooke E)	(14,500)	(12,000)	(12,000)	(6,000)	(6,000)	0
Restaurant & Fitness (3988-98 St-Denis)	(14,500)	(12,000)	(12,000)	(6,000)	(6,000)	0
HeadQuarter (976-980 Cherrier)	0	0	0	0	0	0
Depreciation from the Year - Equipment	*(5,000)*		*(12,000)*		*(12,000)*	
Hotel (430 Sherbrooke E)	(2,500)		(6,000)		(6,000)	
Restaurant & Fitness (3988-98 St-Denis)	(2,500)		(6,000)		(6,000)	
HeadQuarter (976-980 Cherrier)	0		0		0	
Net Long-Term Assets	*33,206,500*	*33,211,500*	*33,211,500*	*33,223,500*	*33,223,500*	*33,235,500*
Investing Assets						
Cash	20,702	36,410	36,410	21,420	21,420	29,240
Net Investing Assets	*20,702*	*36,410*	*36,410*	*21,420*	*21,420*	*29,240*
Total assets	**33,419,548**	**33,438,144**	**33,438,144**	**33,432,253**	**33,432,253**	**33,451,323**
Operating Liabilities						
Account payable	2,093	5,004	5,004	8,302	8,302	2,972
Total Operating Liabilities	*2,093*	*5,004*	*5,004*	*8,302*	*8,302*	*2,972*
Financing Liabilities						
Long-term Financing Liabilities (obligations)	40,000	40,000	40,000	40,000	40,000	40,000
Total Financing Liabilities	*40,000*	*40,000*	*40,000*	*40,000*	*40,000*	*40,000*
Total Liabilities	**42,093**	**45,004**	**45,004**	**48,302**	**48,302**	**42,972**
Equity						
Common shares	100	100	100	100	100	100
Retained earnings	33,377,355	33,393,040	33,393,040	33,383,851	33,383,851	33,408,251
Total Equity	33,377,455	33,393,140	33,393,140	33,383,951	33,383,951	33,408,351
Total liabilities and equity	**33,419,548**	**33,438,144**	**33,438,144**	**33,432,253**	**33,432,253**	**33,451,323**

Exhibit A(2)

HST TRANSACTION PERIMETER
P&L STATEMENT OF OPERATIONS
(in Canadian Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	04/01/2022 -> 03/31/2023 (12 months)	04/01/2021 -> 03/31/2022 (12 months)
Revenues			
Hotel	1,187,604	2,702,597	108,381
Gym and Spa	723,976	1,547,179	122,034
Restaurant	288,497	598,213	7,522
Head office	68,805	165,131	165,131
	2,268,882	5,013,120	403,068
Expenses			
Salaries and benefits	682,696	1,541,596	108,444
Promotion and website	8,871	34,961	2,144
General and administrative	188,363	463,343	200,179
Entertainement	1,101	7,342	0
Rooms Supplies	6,885	24,741	2,162
Fitness supplies	3,521	10,385	998
Restaurant supplies	528	6,977	0
Agencies fees	53,423	157,473	5,180
Corporate expenses	207,999	505,839	434,547
Legal and accouting	11,498	27,594	2,300
Insurances	78,872	189,292	189,292
	1,243,756	2,969,542	945,247
EBITDA (loss) - Combined	1,025,126	2,043,578	(542,179)
Bad-Debt Depreciations	20,456	5,546	0
Long-Term Assets Depreciation (1)	0	0	0
Equipment Depreciation	5,000	12,000	12,000
Depreciation and amortization	25,456	17,546	12,000
EBIT (loss) - Combined	999,670	2,026,032	(554,179)
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	*0*	*0*	*0*
EARNINGS (loss) - Combined	999,670	2,026,032	(554,179)

Exhibit A(2)

Income taxes (Consolidated through Holding)	0	0	0

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

HST TRANSACTION PERIMETER
STATEMENT OF CASH-FLOWS
(in Canadian Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	04/01/2022 -> 03/31/2023 (12 months)	04/01/2021 -> 03/31/2022 (12 months)
Cash-Flow from Operating activities			
EBITDA (loss)	1,025,126	2,043,578	(542,179)
Net Cash-Flow from Operations (Negative cash-flow)	*1,025,126*	*2,043,578*	*(542,179)*
Cash-Flow from Financing Activities			
Operating assets and liabilities			
Change in Accounts receivable	(2,112)	(2,901)	(751)
Change in Accounts payable	2,911	3,298	(5,330)
Net Cash-Flow from Financing operating Activities	*799*	*397*	*(6,081)*
Cash			
Cash Balance @ begining of period	36,410	21,420	29,240
Cash Balance @ end of period	21,420	36,410	21,420
Net increase (decrease) for the period	*(14,990)*	*14,990*	*(7,820)*
Net Cash-Flow from Financing Activities (Negative cash-flow)	*(14,191)*	*15,387*	*(13,901)*
Net Cash-Flow from Operations and Financing Activties (Negative cash-flow)	*1,010,935*	*2,058,965*	*(556,080)*
Net Cash-Flow from Exceptional Activties (Negative cash-flow)	*0*	*0*	*0*
Total Net Cash-Flow (Negative cash-flow)	*1,010,935*	*2,058,965*	*(556,080)*

All available cash Withdawn to Holding for global consolidation and Optimization

Exhibit A(2)

HST TRANSACTION PERIMETER - HEAD OFFICE
P&L STATEMENT OF OPERATIONS
(in Canadian Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	**04/01/2022 -> 03/31/2023 (12 months)**	**04/01/2021 -> 03/31/2022 (12 months)**
Revenues			
Rent received	68,805	165,131	165,131
Expenses			
General and admnistrative	2,250	5,400	5,400
Corporate expenses	30,792	73,900	73,900
Insurances	2,229	5,350	5,350
	35,271	84,650	84,650
EBITDA (loss) - Hotel	**33,534**	**80,481**	**80,481**
Bad-Debt Depreciations	0	0	0
Long-Term Assets Depreciation (1)	0	0	0
Equipment Depreciation	0	0	0
Depreciation and amortization	0	0	0
EBIT (loss) - Hotel	**33,534**	**80,481**	**80,481**
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	*0*	*0*	*0*
EARNINGS (loss) - Hotel	**33,534**	**80,481**	**80,481**

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

Exhibit A(2)

HST TRANSACTION PERIMETER - RESTAURANT DIVISION
P&L STATEMENT OF OPERATIONS
(in Canadian Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	04/01/2022 -> 03/31/2023 (12 months)	04/01/2021 -> 03/31/2022 (12 months)
Revenues			
Food and Beverages	277,931	535,940	7,522
Entertainement	10,567	62,272	0
	288,497	598,213	7,522
Expenses			
Salaries and benefits	114,959	226,770	6,825
Promotion and website	0	11,791	541
General and admnistrative	59,010	143,708	20,470
Entertainement	1,101	5,385	0
Restaurant supplies	528	6,977	0
Corporate expenses	17,117	51,191	34,129
Legal and accouting	3,833	9,198	767
Insurances	8,153	19,567	19,567
	204,700	474,587	82,298
EBITDA (loss) - Hotel	**83,797**	**123,625**	**(74,776)**
Bad-Debt Depreciations	56	1,438	0
Long-Term Assets Depreciation (1)	0	0	0
Equipments Depreciation	0	0	0
Depreciation and amortization	56	1,438	0
EBIT (loss) - Hotel	**83,741**	**122,187**	**(74,776)**
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	*0*	*0*	*0*
EARNINGS (loss) - Hotel	**83,741**	**122,187**	**(74,776)**

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

Exhibit A(2)

HST TRANSACTION PERIMETER - FITNESS DIVISION
P&L STATEMENT OF OPERATIONS
(in Canadian Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	04/01/2022 -> 03/31/2023 (12 months)	04/01/2021 -> 03/31/2022 (12 months)
Revenues			
Memberships	557,727	1,128,895	87,078
Spa services	134,267	294,893	22,361
Professionals	31,982	123,391	12,595
	723,976	1,547,179	122,034
Expenses			
Salaries and benefits	249,350	591,013	52,172
Promotion and website	3,409	8,895	541
General and administrative	44,940	139,209	111,236
Fitness supplies	3,521	10,385	998
Corporate expenses	62,574	156,152	150,269
Legal and accounting	3,833	9,198	767
Insurances	35,391	84,938	84,938
	403,017	999,790	400,920
EBITDA (loss) - Hotel	**320,959**	**547,389**	**(278,886)**
Bad-Debt Depreciations	344	662	0
Long-Term Assets Depreciation (1)	0	0	0
Equipments Depreciation	2,500	6,000	6,000
Depreciation and amortization	2,844	6,662	6,000
EBIT (loss) - Hotel	**318,115**	**540,727**	**(284,886)**
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	*0*	*0*	*0*
EARNINGS (loss) - Hotel	**318,115**	**540,727**	**(284,886)**

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

HST TRANSACTION PERIMETER - HOTEL DIVISION
P&L STATEMENT OF OPERATIONS
(in Canadian Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	04/01/2022 -> 03/31/2023 (12 months)	04/01/2021 -> 03/31/2022 (12 months)
Revenues			
Rooms	1,111,900	2,572,367	102,431
Valet	34,259	70,348	4,357
Food and beverage	41,445	59,882	1,592
	1,187,604	2,702,597	108,381
Expenses			
Salaries and benefits	318,388	723,813	49,448
Promotion and website	5,462	14,275	1,062
General and administrative	82,163	175,025	63,074
Entertainement	0	1,957	0
Rooms Maintenance	6,885	24,741	2,162
Agencies fees	53,423	157,473	5,180
Corporate expenses	97,517	224,596	176,250
Legal and accouting	3,833	9,198	767
Insurances	33,098	79,436	79,436
	600,768	1,410,515	377,379
EBITDA (loss) - Hotel	**586,835**	**1,292,082**	**(268,998)**
Bad-Debt Depreciations	20,056	3,445	0
Long-Term Assets Depreciation (1)	0	0	0
Equipments Depreciation	2,500	6,000	6,000
Depreciation and amortization	22,556	9,445	6,000
EBIT (loss) - Hotel	**564,280**	**1,282,637**	**(274,998)**
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	*0*	*0*	*0*
EARNINGS (loss) - Hotel	**564,280**	**1,282,637**	**(274,998)**

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

Exhibit A(2)

HST TRANSACTION PERIMETER
BALANCE SHEETS
(Conversion in United State of America Dollars)

	FY (5 Months): 2023		FY (12 Months): 2022		FY (12 Months - COVID): 2021	
	08/31/2023	04/01/23	03/31/2023	04/01/22	03/31/2022	03/31/21
Operating Short-Term assets						
Account receivable (NET)	4,490	2,951	2,951	800	800	201
Inventories	139,067	140,828	140,828	148,633	148,633	148,633
Net Operating Assets	*143,557*	*143,779*	*143,779*	*149,433*	*149,433*	*148,834*
Long-Term Assets (PPE)						
Properties (Gross)	*23,691,295*	*23,691,295*	*26,060,384*	*26,060,384*	*26,060,384*	*26,060,384*
Hotel (430 Sherbrooke E)	14,350,384	14,350,384	14,350,384	14,350,384	14,350,384	14,350,384
Restaurant & Fitness (3988-98 St-Denis)	6,150,165	6,150,165	7,710,000	7,710,000	7,710,000	7,710,000
HeadQuarter (976-980 Cherrier)	3,190,747	3,190,747	4,000,000	4,000,000	4,000,000	4,000,000
Accumulated Depreciation - Properties (1)	*0*	*0*	*0*	*0*	*0*	*0*
Hotel (430 Sherbrooke E)	0	0	0	0	0	0
Restaurant & Fitness (3988-98 St-Denis)	0	0	0	0	0	0
HeadQuarter (976-980 Cherrier)	0	0	0	0	0	0
Depreciation from the Year - Properties (1)	*0*		*0*		*0*	
Hotel (430 Sherbrooke E)	0		0		0	
Restaurant & Fitness (3988-98 St-Denis)	0		0		0	
HeadQuarter (976-980 Cherrier)	0		0		0	
Equipment (Gross)	*2,820,221*	*2,820,221*	*2,820,221*	*2,820,221*	*2,820,221*	*2,820,221*
Hotel (430 Sherbrooke E)	1,444,212	1,444,212	1,444,212	1,444,212	1,444,212	1,444,212
Restaurant & Fitness (3988-98 St-Denis)	697,976	697,976	697,976	697,976	697,976	697,976
HeadQuarter (976-980 Cherrier)	678,034	678,034	678,034	678,034	678,034	678,034

Exhibit A(2)

Accumulated Depreciation - Equipment	*(23,133)*	*(19,144)*	*(19,144)*	*(9,572)*	*(9,572)*	*0*
Hotel (430 Sherbrooke E)	(11,566)	(9,572)	(9,572)	(4,786)	(4,786)	0
Restaurant & Fitness (3988-98 St-Denis)	(11,566)	(9,572)	(9,572)	(4,786)	(4,786)	0
HeadQuarter (976-980 Cherrier)	0	0	0	0	0	0
Depreciation from the Year - Equipment	*(3,988)*		*(9,572)*		*(9,572)*	
Hotel (430 Sherbrooke E)	(1,994)	0	(4,786)	0	(4,786)	0
Restaurant & Fitness (3988-98 St-Denis)	(1,994)	0	(4,786)	0	(4,786)	0
HeadQuarter (976-980 Cherrier)	0	0	0	0	0	0
Net Long-Term Assets	*26,488,384*	*26,492,372*	*28,861,461*	*28,871,033*	*28,871,033*	*28,880,605*
Investing Assets						
Cash	15,451	27,519	27,519	17,086	17,086	23,325
Net Investing Assets	*15,451*	*27,519*	*27,519*	*17,086*	*17,086*	*23,325*
Variation for Differences in FX Rates	*0*	*0*	*0*	*0*	*0*	*0*
Total assets	**26,647,391**	**26,663,670**	**29,032,758**	**29,037,552**	**29,037,552**	**29,052,764**
Operating Liabilities						
Account payable	1,562	3,782	3,782	6,622	6,622	2,371
Total Operating Liabilities	*1,562*	*3,782*	*3,782*	*6,622*	*6,622*	*2,371*
Financing Liabilities						
Long-term Financing Liabilities (obligations)	29,854	30,232	30,232	31,907	31,907	31,907
Total Financing Liabilities	*29,854*	*30,232*	*30,232*	*31,907*	*31,907*	*31,907*
Total Liabilities	**31,416**	**34,014**	**34,014**	**38,530**	**38,530**	**34,278**
Equity						
Common shares	80	80	80	80	80	80
Retained earnings	24,911,077	25,238,485	25,238,485	26,629,854	26,629,854	26,649,317
Total Equity	24,911,156	25,238,565	25,238,565	26,629,934	26,629,934	26,649,397
Variation for Differences in FX Rates	*1,704,819*	*1,391,091*	*3,760,179*	*2,369,089*	*2,369,089*	*2,369,089*
Total liabilities and equity	**26,647,391**	**26,663,670**	**29,032,758**	**29,037,552**	**29,037,552**	**29,052,764**

Exhibit A(2)

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)					
NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings					
Conversion rate Used: 1CAD into USD					
Cash Item	0.746	0.756	0.756	0.798	0.798	0.798
Non-Cash Item	0.798	0.798	0.798	0.798	0.798	0.798

HST TRANSACTION PERIMETER
P&L STATEMENT OF OPERATIONS
(Conversion in United State of America Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	04/01/2022 -> 03/31/2023 (12 months)	04/01/2021 -> 03/31/2022 (12 months)
Revenues			
Hotel	886,364	2,042,625	86,454
Gym and Spa	540,337	1,169,359	97,345
Restaurant	215,319	452,129	6,000
Head office	51,352	124,806	131,723
	1,693,372	3,788,920	321,522
Expenses			
Salaries and benefits	509,528	1,165,139	86,505
Promotion and website	6,621	26,423	1,710
General and administrative	140,584	350,195	159,680
Entertainement	822	5,549	0
Rooms Supplies	5,138	18,700	1,725
Fitness supplies	2,628	7,849	796
Restaurant supplies	394	5,273	0
Agencies fees	39,872	119,018	4,132
Corporate expenses	155,240	382,314	346,633
Legal and accouting	8,581	20,856	1,834
Insurances	58,866	143,067	150,995
	928,273	2,244,382	754,011
EBITDA (loss) - Combined	765,099	1,544,537	(432,489)
Bad-Debt Depreciations	15,267	4,191	0
Long-Term Assets Depreciation (1)	0	0	0
Equipment Depreciation	3,988	9,572	9,572
Depreciation and amortization	19,256	13,764	9,572
EBIT (loss) - Combined	745,843	1,530,774	(442,061)
Exceptional			
Exceptional Income	0	0	0

Exceptional Expenses	0	0	0
Exceptional Earnings	***0***	***0***	***0***
Variation for Differences in FX Rates	(14,712)	(2,101)	(0)
EARNINGS (loss) - Combined	**745,843**	**1,530,774**	**(442,061)**
Income taxes (Consolidated through Holding)	0	0	0

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)
NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings

Conversion rate Used: 1CAD into USD			
Cash Item	0.746	0.756	0.798
Non-Cash Item	0.798	0.798	0.798

Exhibit A(2)

HST TRANSACTION PERIMETER
STATEMENT OF CASH-FLOWS
(Conversion in United State of America Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	**04/01/2022 -> 03/31/2023 (12 months)**	**04/01/2021 -> 03/31/2022 (12 months)**
Cash-Flow from Operating activities			
EBITDA (loss)	765,099	1,544,537	(432,489)
Net Cash-Flow from Operations (Negative cash-flow)	***765,099***	***1,544,537***	***(432,489)***
Cash-Flow from Financing Activities			
Operating assets and liabilities			
Change in Accounts receivable	(1,576)	(2,193)	(599)
Change in Accounts payable	2,173	2,493	(4,252)
Net Cash-Flow from Financing operating Activities	*596*	*300*	*(4,850)*
Cash			
Cash Balance @ begining of period	27,174	16,189	23,325
Cash Balance @ end of period	15,987	27,519	17,086
Net increase (decrease) for the period	*(11,188)*	*11,329*	*(6,238)*
Net Cash-Flow from Financing Activities (Negative cash-flow)	***(10,591)***	***11,630***	***(11,089)***
Net Cash-Flow from Operations and Financing Activties (Negative cash-flow)	***754,508***	***1,556,167***	***(443,578)***
Net Cash-Flow from Exceptional Activties (Negative cash-flow)	***0***	***0***	***0***
Total Net Cash-Flow (Negative cash-flow)	***754,508***	***1,556,167***	***(443,578)***

__All available cash Withdawn to Holding for global consolidation and Optimization__

NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings			
Conversion rate Used: 1CAD into USD			
Cash Item	0.746	0.756	0.798
Non-Cash Item	0.798	0.798	0.798

HST TRANSACTION PERIMETER - HEAD OFFICE
P&L STATEMENT OF OPERATIONS
(Conversion in United State of America Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	**04/01/2022 -> 03/31/2023 (12 months)**	**04/01/2021 -> 03/31/2022 (12 months)**
Revenues			
Rent received	51,352	124,806	131,723
Expenses			
General and admnistrative	1,679	4,081	4,308
Corporate expenses	22,981	55,854	58,949
Insurances	1,664	4,044	4,268
	26,324	63,978	67,524
EBITDA (loss) - Hotel	**25,028**	**60,828**	**64,199**
Bad-Debt Depreciations	0	0	0
Long-Term Assets Depreciation (1)	0	0	0
Equipment Depreciation	0	0	0
Depreciation and amortization	0	0	0
EBIT (loss) - Hotel	**25,028**	**60,828**	**64,199**
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	*0*	*0*	*0*
Variation for Differences in FX Rates	(0)	(0)	0
EARNINGS (loss) - Hotel	**25,028**	**60,828**	**64,199**

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings			
Conversion rate Used: 1CAD into USD			
Cash Item	0.746	0.756	0.798
Non-Cash Item	0.798	*0.798*	0.798

Exhibit A(2)

HST TRANSACTION PERIMETER - RESTAURANT DIVISION
P&L STATEMENT OF OPERATIONS
(Conversion in United State of America Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	04/01/2022 -> 03/31/2023 (12 months)	04/01/2021 -> 03/31/2022 (12 months)
Revenues			
Food and Beverages	207,433	405,064	6,000
Entertainement	7,886	47,065	0
	215,319	452,129	6,000
Expenses			
Salaries and benefits	85,799	171,393	5,444
Promotion and website	0	8,911	432
General and admnistrative	44,042	108,615	16,328
Entertainement	822	4,070	0
Restaurant supplies	394	5,273	0
Corporate expenses	12,775	38,690	27,224
Legal and accouting	2,860	6,952	611
Insurances	6,085	14,789	15,609
	152,777	358,693	65,648
EBITDA (loss) - Hotel	**62,542**	**93,436**	**(59,648)**
Bad-Debt Depreciations	42	1,087	0
Long-Term Assets Depreciation (1)	0	0	0
Equipments Depreciation	0	0	0
Depreciation and amortization	42	1,087	0
EBIT (loss) - Hotel	**62,500**	**92,349**	**(59,648)**
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	*0*	*0*	*0*
Variation for Differences in FX Rates	0	0	(0)
EARNINGS (loss) - Hotel	**62,500**	**92,349**	**(59,648)**

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings			
Conversion rate Used: 1CAD into USD			
Cash Item	0.746	0.756	0.798
Non-Cash Item	0.798	0.798	0.798

Exhibit A(2)

Exhibit A(2)

HST TRANSACTION PERIMETER - FITNESS DIVISION
P&L STATEMENT OF OPERATIONS
(Conversion in United State of America Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	04/01/2022 -> 03/31/2023 (12 months)	04/01/2021 -> 03/31/2022 (12 months)
Revenues			
Memberships	416,257	853,220	69,461
Spa services	100,210	222,880	17,837
Professionals	23,870	93,259	10,047
	540,337	1,169,359	97,345
Expenses			
Salaries and benefits	186,101	446,688	41,617
Promotion and website	2,544	6,723	432
General and administrative	33,541	105,214	88,731
Fitness supplies	2,628	7,849	796
Corporate expenses	46,702	118,020	119,868
Legal and accounting	2,860	6,952	611
Insurances	26,414	64,196	67,754
	300,790	755,642	319,809
EBITDA (loss) - Hotel	**239,547**	**413,717**	**(222,464)**
Bad-Debt Depreciations	257	500	0
Long-Term Assets Depreciation (1)	0	0	0
Equipments Depreciation	1,994	4,786	4,786
Depreciation and amortization	2,251	5,286	4,786
EBIT (loss) - Hotel	**237,296**	**408,431**	**(227,250)**
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	***0***	***0***	***0***
Variation for Differences in FX Rates	128	251	0
EARNINGS (loss) - Hotel	**237,424**	**408,682**	**(227,250)**

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings			
Conversion rate Used: 1CAD into USD			
Cash Item	0.746	0.756	0.798
Non-Cash Item	0.798	0.798	0.798

Exhibit A(2)

Exhibit A(2)

HST TRANSACTION PERIMETER - HOTEL DIVISION
P&L STATEMENT OF OPERATIONS
(Conversion in United State of America Dollars)

	(Fiscal Year ends on March 31)		
	04/01/2023 -> 08/31/2023 (5 months)	**04/01/2022 -> 03/31/2023 (12 months)**	**04/01/2021 -> 03/31/2022 (12 months)**
Revenues			
Rooms	829,863	1,944,197	81,708
Valet	25,569	53,169	3,476
Food and beverage	30,932	45,259	1,270
	886,364	2,042,625	86,454
Expenses			
Salaries and benefits	237,628	547,058	39,444
Promotion and website	4,077	10,789	847
General and administrative	61,322	132,284	50,313
Entertainement	0	1,479	0
Rooms Maintenance	5,138	18,700	1,725
Agencies fees	39,872	119,018	4,132
Corporate expenses	72,781	169,750	140,592
Legal and accouting	2,860	6,952	611
Insurances	24,703	60,038	63,365
	448,381	1,066,068	301,030
EBITDA (loss) - Hotel	**437,983**	**976,557**	**(214,576)**
Bad-Debt Depreciations	0	0	0
Long-Term Assets Depreciation (1)	0	0	0
Equipments Depreciation	1,994	4,786	4,786
Depreciation and amortization	1,994	4,786	4,786
EBIT (loss) - Hotel	**435,988**	**971,771**	**(219,362)**
Exceptional			
Exceptional Income	0	0	0
Exceptional Expenses	0	0	0
Exceptional Earnings	*0*	*0*	*0*
Variation for Differences in FX Rates	(14,840)	(2,353)	(0)
EARNINGS (loss) - Hotel	**421,148**	**969,418**	**(219,362)**

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)			
NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings			
Conversion rate Used: 1CAD into USD			
Cash Item	0.746	0.756	0.798
Non-Cash Item	0.798	0.798	0.798

Exhibit A(2)

Exhibit A(2)

**Appendix 2 – Result of a Canadian Survey on Covid-19 Impact by
The Official Agency "Statistics Canada"**

In March 2020—and continuing throughout the month of April—government interventions were put in place as a result of the COVID-19 pandemic, during which time provinces restricted access to and implemented closures of non-essential businesses. These measures severely impacted many businesses, particularly those in the food services and drinking places subsector which was one of the hardest hit by public safety measures. Since then, the industry has experienced constant challenges, exacerbated by the need to adapt in light of repeated re-openings and shutdowns as a result of fluctuations in the number of COVID-19 cases across the country.

By May 2020, employment in the subsector dropped 55.8% (-635,515) from pre-pandemic levels observed in February 2020 and remained one-third lower (-29.3%; -336,667) in December 2020 compared with February 2020. As of December 2020, food services and drinking places accounted for 5.6% of all employer businesses in Canada.

Real gross domestic product (GDP) of food services and drinking places fell 39.5% in March 2020 and by another 40.8% in April 2020 as many of these businesses either closed completely or operated at a greatly reduced capacity, providing take-out or delivery services exclusively. In fact, more than half (56%) of food service and drinking place operators reported being closed at some point last April, while 41% reported being closed for the entire month.

By the end of April 2020, sales in the food services and drinking places subsector fell 61.3% from pre- pandemic levels observed in February 2020. Sales grew steadily as restrictions were eased through the spring and summer before dropping 18.3% from September to December 2020, as the resurgence of COVID-19 prompted the re-implementation of restrictions in several provinces.

By the end of 2020, the Canadian economy had endured nearly a full year of COVID-19 effects, and food services and drinking places were adapting to the new reality by operating at a greatly reduced capacity, shifting to take-out and delivery services, laying off staff, and applying for government funding among other things.

From mid-January to mid-February 2021, Statistics Canada conducted the Canadian Survey on Business Conditions to better understand the ongoing effects of the pandemic on businesses and business expectations moving forward. This article provides insights on those expectations, as well as on specific realities faced by food services and drinking places. Based on the results of this survey, the majority of food services and drinking places expect profitability to decline in the short term, are uncertain of how long they can continue operating before considering closure or bankruptcy, and are unable to take on more debt. A significant proportion of food services and drinking places experienced a decline of 40% or more in revenue in 2020 compared with 2019 and over three-quarters were approved for or received some form of funding because of the pandemic.

Exhibit A(2)

Food services and drinking places adapt to repeated re-openings and shutdowns

With restrictions placed on in-person dining coupled with a reluctance from consumers to dine-in, food services and drinking places have shifted to contactless delivery and take-out and made investments to expand their online sales capabilities. Over half (50.7%) of food services and drinking places reported they were likely or very likely to permanently adopt contactless delivery or pickup options. Over one-quarter (27.5%) of food services and drinking places have an online sales platform or plans to implement one. Notably, in 2020 nearly one-fifth (19.4%) of food services and drinking places made 30% or more of their total sales online, more than double the proportion that did in 2019 (9.1%).

Furthermore, food services and drinking places have adjusted their business operations keeping in line with government regulations and recommendations. These businesses have increased expenditures on personal protective equipment and on implementing measures to keep customers and employees safe. Almost all (96.0%) food services and drinking places have increased expenditures on sanitization and cleaning and 87.8% have increased expenditures on personal protective equipment and supplies.

Over 90% of food services and drinking places provide facemasks, gloves or other personal protective equipment to employees (93.0%), provide hand sanitizer to employees and customers (92.7%), and frequently clean high-touch areas or surfaces (91.2%). In addition, over 80% of food services and drinking places insist employees displaying any signs of illness stay home (84.6%) and restrict the number of people allowed into the space (80.9%).

Chart 1
Current or planned actions or measures due to the COVID-19 pandemic, food services and drinking places compared with all businesses



Note: Respondents were asked: What actions or measures does this business or organization have currently in place or plan to implement?
Source: Canadian Survey on Business Conditions, first quarter of 2021 (Table 33-10-0315-01).

Data table for Chart 1

Exhibit A(2)

Overwhelming majority of food services and drinking places reported lower revenue in 2020 compared with 2019

Over four-fifths (86.5%) of food services and drinking places experienced a decrease in revenue in 2020 compared to three-fifths (60.5%) of all businesses. A decline in revenue of 40% or more in 2020 was a reality for over two-fifths (42.9%) of food services and drinking places, with those in Quebec (50.9%), Manitoba (47.9%) and Ontario (44.9%) most likely to see this level of loss. Relatively few proportions of food services and drinking places had unchanged revenues (5.5%) or saw their revenues increase (6.7%) in 2020 compared with 2019. In contrast, just under one-fifth (19.2%) of all businesses experienced a decline in revenue of 40% or more in 2020, over one-fifth (20.7%) saw revenues unchanged and nearly one-fifth (18.1%) saw revenues increase.



Chart 2
Business revenue in 2020 compared with 2019

Note: Respondents were asked: Compared to 2019, how did the revenues of this business change in 2020?
Source: Canadian Survey on Business Conditions, first quarter of 2021 (Table 33-10-0317-01).

Many food services and drinking places anticipate losses to continue into the near future

Nearly three-fifths (56.6%) of food services and drinking places expected their profitability would decrease over the next three months compared with just over two-fifths (41.8%) of all businesses. Nearly one-third (29.8%) of food services and drinking places expected profitability to remain the same, while 8.5% expected their profitability to increase.

Furthermore, approximately half (49.7%) of food services and drinking places expected lower sales over the three months that followed compared with nearly one-third (30.6%) of all businesses. Over one-third (35.3%) of food services and drinking places expected sales to stay about the same.

The decline in travel and its impact on the tourism industry, combined with reluctance from consumers to dine indoors and changing government restrictions have increased uncertainty for food services and drinking places. Approximately half of Canadians reported that they expected to spend less on eating at a restaurant compared to prior to the pandemic, while 31% expected to spend less on ordering take-out food. Around half of food services and drinking places expected insufficient demand (51.7%) and fluctuations in demand (46.8%) to be obstacles for their business over the next three months. In addition, government regulations were an obstacle expected for nearly two-fifths (38.0%) of food services and drinking places and over one-fifth (21.7%) expected travel restrictions to be an obstacle over the following three months.

Exhibit A(2)

Majority of food services and drinking places uncertain of business survival

At their current level of revenue and expenditures, over half (51.2%) of food services and drinking places do not know how long they can continue to operate before considering closure or bankruptcy. Over one- quarter (26.2%) reported that they can continue to operate for less than 12 months before considering closure or bankruptcy, compared with one-tenth (10.3%) of all businesses.

Nearly half (47.6%) of food services and drinking places do not know how long they can continue to operate at their current level of revenue and expenditures before considering laying off staff, similar to the proportion of all businesses (46.4%). Nearly two-fifths (36.6%) of food services and drinking places can continue to operate at their current level of revenue and expenditures for less than 12 months before considering laying off staff compared with just over one-fifth (21.3%) of all businesses.

In the short term, nearly one-third (29.9%) of food services and drinking places expected their number of employees to decrease over the next three months, compared with just over one-fifth (20.3%) that reported the same last cycle. In contrast, over one-tenth (11.7%) of all businesses expected their number of employees to decrease over the next three months. Nearly three-fifths (57.5%) of food services and drinking places expected to have the same number of employees over the next three months, compared with 70.6% of all businesses.

Majority of food services and drinking places cannot take on more debt

Over half (54.0%) of food services and drinking places reported that they did not have the ability to take on more debt, up from less than half (46.1%) of food services and drinking places last cycle. Maintaining sufficient cash flow or managing debt was an obstacle expected over the following three months by over two-fifths (43.0%) of food services and drinking places, whereas just under one-quarter (24.2%) of all businesses expected the same.

In response to the challenges experienced by businesses due the pandemic, various government programs focusing on funding or credit were made available to support businesses. Nearly all (92.1%) food services and drinking places were approved for or received some form of funding or credit because of the COVID- 19 pandemic compared with under three-quarters (73.3%) of all businesses.

The Canada Emergency Business Account (CEBA) provides eligible small businesses and non-profit organizations with a loan of up to $40,000 and is designed to help cover operating costs. The Canada Emergency Wage Subsidy (CEWS) is a subsidy of 75% of employee wages for eligible businesses to re-hire staff they had laid off previously as a result of COVID-19 and prevent further job losses. The Temporary 10% Wage Subsidy for Employers is a three-month measure allowing eligible employers to reduce the amount of payroll deductions required to be remitted to the Canada Revenue Agency.

Exhibit A(2)

Almost four-fifths (78.5%) of food services and drinking places were approved for or received the CEBA compared with over half (54.3%) of all businesses. Just over three-fifths (60.5%) of food services and drinking places were approved for or received the CEWS, compared with over one-third (34.6%) of all businesses. Under one-third of food services and drinking places (29.3%) were approved for or received the Temporary 10% Wage Subsidy for Employers compared with just over one-fifth (20.4%) of all businesses.

Chart 3
Businesses that were approved for or received various sources of funding or credit due to COVID-19



Note: Respondents were asked which sources of funding or credit the business or organization was approved for or received.
Source: Canadian Survey on Business Conditions, first quarter of 2021 (Table 33-10-0320-01).

Data table for Chart 3

Methodology

From January 11 to February 11, 2021, representatives from businesses across Canada were invited to take part in an online questionnaire about how COVID-19 is affecting their business and business expectations moving forward. The Canadian Survey on Business Conditions uses a stratified random sample of business establishments with employees classified by geography, industry sector, and size. An estimation of proportions is done using calibrated weights to calculate the population totals in the domains of interest. The total sample size for this iteration of the survey is 32,400 and results are based on responses from a total of 15,431 businesses, 795 of which were food services and drinking places.